Refinery Science Corp.
186-4800 N. Stanton St.
El Paso, Texas 79902

January 21, 2009

VIA EDGAR

Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn:   Sean Donahue

Re:	Refinery Science Corp.
Registration Statement on Form S-1
SEC File Number: 333-140647

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Refinery Science Corporation, a Texas corporation (the “Company”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-140647, together with all exhibits thereto (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by paragraph (a) of Rule 477.

The Registration Statement was originally filed with the Securities and Exchange Commission on Form SB-2 on February 12, 2007.  No securities have been sold in connection with the Registration Statement.

If you have any questions concerning this request for withdrawal, please contact David Rendina at (915) 219-4262.

Respectfully submitted,

REFINERY SCIENCE CORP.

By: /s/ David Rendina
Name: David Rendina Title: President and Chief Executive Officer